TCV ACQUISITION CORP.
250 Middlefield Road
Menlo Park, CA 94025
April 5, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Todd Schiffman

Re:	TCV Acquisition Corp.
Registration Statement on Form S-1
File No. 333-254505

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 1, 2021, in which we requested acceleration of the effective date of the above referenced Registration Statement to 4:00 PM, Eastern Time, on April 5, 2021, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

/s/ Frederic Fenton
Frederic Fenton
President